Exhibit 99.1

Bona Film Group to Announce Third Quarter 2012 Results on November 15, 2012

BEIJING — October 25, 2012 — Bona Film Group Limited (“Bona” or the “Company”) (Nasdaq:BONA), a leading film distributor and vertically integrated film company in China, today announced that the Company will report its unaudited financial results for third quarter ended September 30, 2012, on Thursday, November 15, 2012, after market close.

Bona management will hold the earnings conference call at 8:00 p.m. Eastern time on Thursday, November 15, 2012 (9:00 a.m. Beijing/Hong Kong time on Friday, November 16, 2012). Management will discuss the Company’s financial results and highlights of the quarter, as well as answer questions from investors.

The dial-in numbers for the earnings conference call are as follows:

U.S. Toll Free:	+1-855-500-8701

Hong Kong Toll Free:	800-903-737

China, Domestic:	400-120-0654

International:	+65-6723-9385

The conference ID # is 49069946.

A live and archived webcast of the earnings conference call will be available on Bona’s IR website at http://ir.bonafilm.cn/events.cfm.

About Bona Film Group Limited

Bona Film Group Limited (Nasdaq:BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates fifteen movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

The Bona Film Group Limited logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8412.

CONTACTS:

In China:

Ms. Lingzi Gui or Ms. Ivy Lv

Bona Film Group Limited

Tel: +86 10-5928-3663

Email: ir@bonafilm.cn

In the U.S.:

The Piacente Group, Inc.

Investor Relations

Brandi Floberg or Lee Roth

Tel: (212) 481-2050

Email: bona@tpg-ir.com